

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

<u>Via E-mail</u>
Chris Frankenfield
Vice President, Corporate Legal Affairs
Blueprint Medicines Corporation
45 Sidney Street
Cambridge, Massachusetts 02139

      Re: **Blueprint Medicines Corporation**
                 Form 10-Q for the quarterly period ended September 30, 2019
                 Exhibit No. 10.1 - License Agreement, effective October 15, 2019, by and between Blueprint Medicines Corporation and Clementia Pharmaceuticals, Inc.
                 Exhibit 10.2 - Sixth Amendment to Collaboration and License Agreement, effective November 1, 2019, by and among F. Hoffmann-La Roche Ltd, Hoffmann-La Roche Inc. and Blueprint Medicines Corporation
                 Filed November 5, 2019
                 File No. 001-37359

Dear Mr. Frankenfield:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                        Sincerely,

                                        Division of Corporation Finance